UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

AMYRIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M200

(CUSIP Number)

Barbara Hager

c/o Foris Ventures, LLC

1180 San Carlos Avenue, #717

San Carlos, CA 94070

650-384-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Jon M. Novotny, Esq.

c/o Goodwin Procter LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 733-6000

August 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Foris Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,499,897(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 120,499,897(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,499,897(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 29.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 87,268,358 shares of common stock, par value $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Company”) currently outstanding and held by Foris Ventures, LLC (“FV”), (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest as of August 9, 2023, under that certain Amended and Restated Loan and Security Agreement, dated as of October 28, 2019 (as it may be further amended, restated or otherwise modified, the “2019 LSA”), by and among the Company, FV, as lender, and the other parties thereto; (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on September 13, 2022 (the “September 2022 Warrant”) in connection with that certain Loan and Security Agreement, dated as of September 13, 2022 (as it may be amended, restated or otherwise modified, the “2022 LSA”), by and among the Company, FV, as lender, and the other parties thereto; and (iv) 10,000,000 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on December 30, 2022 (the “December 2022 Warrant” and together with the September 2022 Warrant, collectively the “2022 Warrants”). As of August 9, 2023, 16,680,334 shares of Common Stock are issuable upon conversion of the indebtedness outstanding under the 2019 LSA in respect of an outstanding principal amount of $50.0 million and 4,505,169 shares of Common Stock are issuable upon conversion of accrued and unpaid interest of $13.5 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 LSA bears interest at 6.0% per annum, subject to certain default interest provisions in the event of a default under the 2019 LSA; interest accrues until the maturity date of July 1, 2024. The Vallejo Ventures Trust U/T/A 2/12/96 (“VVT”), the member of FV, may be deemed to have sole power to vote and dispose of these securities, and L. John Doerr (“John Doerr”) and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of these securities.

(2)

The percentage calculation is based on a total of 402,617,153 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2023, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON The Vallejo Ventures Trust U/T/A 2/12/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,500,464(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 120,500,464(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,500,464(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 402,617,153 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,711(1)
	8	SHARED VOTING POWER 124,096,280(2)
	9	SOLE DISPOSITIVE POWER 140,711(1)
	10	SHARED DISPOSITIVE POWER 124,096,280(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,236,991(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.9%(4)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 46,047 shares of Common Stock held by John Doerr, (ii) 14,664 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of August 9, 2023 and (iii) 80,000 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of August 9, 2023.

(2)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, and (viii) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC (“Perrara”). John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(3)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 46,047 shares of Common Stock held by John Doerr, (x) 14,664 shares of Common Stock issuable to Mr. Doerr upon exercise of options within 60 days of August 9, 2023, and (xi) 80,000 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of August 9, 2023. John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(4)

The percentage calculation is based on a total of 402,711,817 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 14,664 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of August 9, 2023, and (v) 80,000 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of August 9, 2023.

1	NAME OF REPORTING PERSON Ann Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 120,500,464(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 120,500,464(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,500,464(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 402,617,153 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON Barbara Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,843,445(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 123,843,445(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,843,445(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held directly by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, and (vi) 3,333,333 shares of Common Stock held by Perrara. Barbara Hager, the manager of FV and Clarus, LLC, may be deemed to have sole power to vote and dispose of these securities. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 402,617,153 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

This Amendment No. 11 (“Amendment No. 11”) to Schedule 13D amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 30, 2017, as amended by Amendment No. 1 thereto filed on August 28, 2018, Amendment No. 2 thereto filed on July 18, 2019, Amendment No. 3 thereto filed on September 8, 2022, Amendment No. 4 thereto filed on September 15, 2022, Amendment No. 5 thereto filed on January 9, 2023, Amendment No. 6 thereto filed on March 17, 2023, Amendment No. 7 thereto filed on May 24, 2023, Amendment No. 8 thereto filed on June 9, 2023, Amendment No. 9 thereto filed on June 30, 2023 and Amendment No. 10 thereto filed on August 3, 2023 (collectively and as amended, the “Schedule 13D”), relating to the Common Stock. This Amendment No. 11 is being filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager (collectively, the “Reporting Persons”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented by the following:

Bankruptcy Petition; DIP Credit Agreement

On August 9, 2023 (the “Petition Date”), the Company and certain of its direct and indirect subsidiaries (collectively, the “Company Parties” or the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), thereby commencing Chapter 11 cases for the Company Parties (the “Chapter 11 Cases”). On the Petition Date, the Company Parties filed a motion with the Bankruptcy Court seeking to jointly administer the Chapter 11 Cases under the caption “In re: Amyris, et al.”

The Company Parties are seeking approval of various “first day” motions with the Bankruptcy Court, requesting customary relief intended to enable them to continue their ordinary course operations and facilitate an orderly transition of their operations into Chapter 11. In addition, the Company Parties filed with the Bankruptcy Court a motion seeking approval (“Interim DIP Order”) of debtor-in-possession financing (“DIP Financing”) in the form of the DIP Credit Agreement (as defined and described below).

As discussed above, the Company Parties have sought an order authorizing the Company, Amyris Clean Beauty, Inc., and Aprinnova, LLC, in their capacity as borrowers (collectively, the “Borrowers”), to obtain post-petition financing, and for each of the other Debtors and certain other non-Debtor subsidiaries (the “Guarantors”) to guarantee unconditionally on a joint and several basis, the Borrowers’ obligations in connection with a senior secured super-priority multiple-draw term loan facility (the “DIP Facility”) in the aggregate principal amount of up to $190 million, subject to and in accordance with the terms and conditions set forth in that certain Senior Secured Super Priority Debtor In Possession Loan Agreement, dated as of August 9, 2023 (the “DIP Credit Agreement”), by and among the Borrowers, the Guarantors, Euagore, LLC, an affiliate of Foris Ventures, LLC (and such other lenders from time to time party thereto, the “Lenders”), and Euagore, LLC, as Administrative Agent (the “Administrative Agent”). The proceeds of the proposed DIP Facility may be used for, among other things, post-petition working capital for the Company and its subsidiaries, payment of costs to administer the Chapter 11 Cases, payment of expenses and fees of the transactions contemplated by the Chapter 11 Cases and payment of other costs, in each case, subject to an approved budget and such other purposes permitted under the DIP Credit Agreement and the Interim DIP Order.

The DIP Credit Agreement includes certain required milestones with respect to the Chapter 11 Cases, including, but not limited to, a requirement that no later than thirty-five (35) days after the Petition Date, the Debtors shall have executed a plan support agreement (the “Plan Support Agreement”), by and among the Debtors, the Administrative Agent, the Lenders, the other pre-petition secured lenders of the Company and certain other parties, which is acceptable to the Lenders and such other pre-petition secured lenders of the Company that are affiliates of FV, in their sole discretion (such milestone, the “Plan Support Agreement Milestone”). If the Plan Support Agreement Milestone is not satisfied on or prior to the applicable deadline, the Administrative Agent, in its sole discretion, may elect to require the Debtors to initiate a process to market and sell all of the Company’s assets.

The DIP Credit Agreement is subject to approval by the Bankruptcy Court. The Company disclosed that it has requested authorization from the Bankruptcy Court, upon entry of the Interim DIP Order, for no more than two draws prior to the entry of a final order approving the DIP Financing (the “Final DIP Order”), in the aggregate principal amount of up to $70 million; and upon entry of the Final DIP Order, multiple additional draws in the aggregate principal amount not to exceed $120 million. The Company further disclosed that it has requested a hearing on or before August 11, 2023, to consider entry of the Interim DIP Order and stated that it anticipates that the DIP Credit Agreement will become effective promptly following entry of the Interim DIP Order by the Bankruptcy Court.

The Company disclosed that it cannot be certain that holders of the Company’s Common Stock will receive any payment or other distribution on account of those shares following the Chapter 11 Cases. The Company further stated that it expects to receive a notice from The Nasdaq Stock Market (“Nasdaq”) that the Common Stock is no longer suitable for listing pursuant to Nasdaq Listing Rule 5110(b) as a result of the Chapter 11 Cases. If the Company receives such notice, the Company stated that it does not intend to appeal Nasdaq’s determination and, therefore, the Company expects that the Common Stock will be delisted.

Default under Existing Debt Arrangements

The commencement of the Chapter 11 Cases described above constitutes an event of default that accelerated the Company’s obligations under certain debt instruments by and between the Company, certain subsidiaries of the Company and the Reporting Parties (or affiliates of the Reporting Parties), among other debt instruments issued by the Company, including but not limited to:

•	the 2019 LSA;

•	the 2022 LSA;

•	the Loan and Security Agreement, dated as of March 10, 2023, by and among the Company, certain other Company Parties and Perrara Ventures, LLC;

•	the Loan and Security Agreement, dated as of June 5, 2023, by and among the Company, certain other Company Parties and Anesma Group, LLC;

•	the Loan and Security Agreement, dated as of June 29, 2023, by and among the Company, certain other Company Parties and Anjo Ventures, LLC; and

•	the Loan and Security Agreement, dated as of August 2, 2023, by and among the Company, certain other Company Parties and Muirisc, LLC;

each as amended, restated, supplemented or otherwise modified from time to time (collectively, the “Debt Instruments”).

The Debt Instruments provide that as a result of the Chapter 11 Cases, the principal and interest due thereunder shall be immediately due and payable, among other things. Any efforts to enforce such payment obligations under the Debt Instruments are automatically stayed as a result of the Chapter 11 Cases, and the creditors’ rights of enforcement in respect of the Debt Instruments are subject to the applicable provisions of the Bankruptcy Code.

General

The Reporting Persons acquired the securities described in this Schedule for investment purposes and they intend to review their investments in the Company on a continuing basis. In addition, the Reporting Persons intend to participate in the management of the Company through representation on the Company’s board of directors (the “Board”). L. John Doerr and Ryan Panchadsaram, a partner at Foris Ventures, serve as members of the Board. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects, including with respect to the Chapter 11 Cases; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons have been in discussion with members of the Company’s management and Board in connection with the Chapter 11 Cases and other strategic alternatives and may continue to be in contact with members of the Company’s management, members of the Board, shareholders, advisors and other relevant parties regarding any alternatives that the Company could employ in the Chapter 11 Cases or otherwise. The Reporting Persons may take positions with respect to potential changes in the operations, management, Board composition, ownership, capital structure, strategy and future plans of the Company. In addition to its role with respect to the DIP Credit Agreement, the Reporting Persons may consider participating in transactions that are part of the Chapter 11 Cases, including as part of the Company’s reorganization efforts and/or sales of significant Company assets. The Reporting Persons may also, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition to the items described above in this Item 4, the Reporting Persons may take one or more other actions that relate to or would result in any other matter referenced in items (a) through (j) of Item 4 of Schedule 13D, alone or with others, including other shareholders or creditors of the Company or other appropriate parties, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on a total of 402,617,153 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

For the purposes of calculating John Doerr’s beneficial ownership only, the percent of class set forth below is based on a total of 402,711,817 based on the Company’s shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,185,503 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 14,664 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of August 9, 2023, and (v) 80,000 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of August 9, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FV	120,499,897	29.9%	120,499,897	0	120,499,897	0
VVT	120,500,464	29.9%	120,500,464	0	120,500,464	0
John Doerr	124,236,991	30.9%	140,711	124,096,280	140,711	124,096,280
Ann Doerr	120,500,464	29.9%	0	120,500,464	0	120,500,464
Barbara Hager	123,843,445	30.8%	123,843,445	0	123,843,445	0

The securities reported herein consist of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,185,503 shares of Common Stock issuable upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 9, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield &

Byers XII, LLC and (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 46,047 shares of Common Stock held by John Doerr, (x) 14,664 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of August 9, 2023, and (xi) 80,000 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of August 9, 2023.

As of August 9, 2023, 16,680,334 shares of Common Stock are issuable upon conversion of the indebtedness outstanding under the 2019 LSA in respect of an outstanding principal amount of $50.0 million and 4,505,169 shares of Common Stock are issuable upon conversion of accrued and unpaid interest of $13.5 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 LSA bears interest at 6.0% per annum, subject to certain default interest provisions in the event of a default under the 2019 LSA; interest is not payable until the maturity date of July 1, 2024.

(c)	On June 30, 2023, 11,600 restricted stock units previously granted to Mr. Doerr in his capacity as a director of the Company vested in accordance with their terms.

On August 1, 2023, options to purchase 400 shares of Common Stock previously granted to Mr. Doerr in his capacity as a director of the Company expired for no consideration in accordance with their terms.

Other than as set forth in this Item 5, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth under Items 4 and 5 and the agreements set forth on the Exhibit attached hereto are incorporated herein by reference. Other than as described herein and in the Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit	Description

PP	Senior Secured Super Priority Debtor In Possession Loan Agreement, dated as of August 9, 2023, by and among the Borrowers, the Guarantors and Euagore, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 10, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2023

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By:	/s/ L. John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/ Barbara Hager